UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2013

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Business (Preliminary) Results

The preliminary results shown in this table may differ from the final results
1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)
Classification (unit : in millions of Won, %)		Current Period (Second quarter of 2013)	Previous Period (First quarter of 2013)	Changes (%)	Year to Year Comparison (Second quarter of 2012)	Changes (%)
Operating revenue	Quarterly Results	4,164,223	4,112,637	+1.3%	4,007,863	+3.9%
	Year-to-date (“YTD”) Results	8,276,860	4,112,637	—	7,977,574	+3.8%
Operating Income	Quarterly Results	553,446	410,633	+34.8%	415,562	+33.2%
	YTD Results	964,079	410,633	—	914,856	+5.4%
Profit Before Income Tax	Quarterly Results	600,697	427,906	+40.4%	310,473	+93.5%
	YTD Results	1,028,603	427,906	—	705,324	+45.8%
Profit for the Period	Quarterly Results	467,710	345,934	+35.2%	120,557	+288.0%
	YTD Results	813,644	345,934	—	420,937	+93.3%
Attributable To: Controlling Interests	Quarterly Results	466,644	354,155	+31.8%	143,396	+225.4%
	YTD Results	820,799	354,155	—	449,820	82.5%

2. Source of Data		Data Provider		SK Telecom IR Team
		Provided for		Analysts and Institutional Investors
		Date of Provision		July 30, 2013 / 16:00
		Related Event (Location)		Conference Call for the quarter ended June 30, 2013 (SK Telecom Headquarter, Conference Room)
3. Contact Information		Supervisor		Soo Cheol Hwang (02-6100-1809)
		Organizer		Won Tuh Chung (02-6100-1550)
		Organizing Team		SK Telecom IR Team

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: July 30, 2013

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